FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
The Securities Exchange Act of 1934

February 2, 2009

Commission File Number:  0001057791

RUBICON MINERALS CORPORATION

(Translation of Registrants Name into English)

1540 - 800 West Pender Street, Vancouver,
British Columbia, V6C 2V6, Canada

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If  "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 -

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RUBICON MINERALS CORPORATION

Date: February 2, 2009	By:	"Robert Lewis"
Name: Robert Lewis
Title: CFO

EXHIBIT INDEX

Exhibit Number	Description

99.1
News Release dated February 2, 2009 - Rubicon Receives Permits to Commence Phoenix Shaft Dewatering and Rehabilitation; Closure Plan Filed for Underground Advanced Exploration Program - Phoenix Gold Project, Red Lake, Ontario